Exhibit 4.4

AMENDMENT TO WARRANTS

This AMENDMENT TO WARRANTS (“Amendment”) is made effective as of April 16, 2013 by and between Green Ballast, Inc., a Delaware corporation (“Company”), and GEMINI MASTER FUND, LTD., a Cayman Islands company (“Holder”), amending those three certain 7-year warrants to purchase Common Stock of the Company issued by the Company to the Holder on or about April 15, 2011, including (A) a warrant to purchase 1,500,000 shares of Common Stock at an exercise price of $0.30, (B) a warrant to purchase 1,500,000 shares of Common Stock at an exercise price of $0.40, and (C) a warrant to purchase 2,000,000 shares of Common Stock at an exercise price of $0.60, which warrants have been subject to various amendments since the date of issuance thereof (as amended, the “Warrants”); capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Warrants.

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.      Exercise Price Reduction. The Exercise Price under each of the Warrants is hereby reduced to equal $0.15 as of the date hereof (subject to further adjustment in accordance with the terms of the Warrants).

2.      Execution. This Amendment may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. This Amendment may be executed by facsimile or by email of a digital image format file or portable document format file of this Amendment.

IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to be duly executed effective the date first written above.

COMPANY:

GREEN BALLAST, INC.

By:	/s/ J. Kevin Adams
Name: Title:	J. Kevin Adams CEO

HOLDER:

GEMINI MASTER FUND, LTD.
By: GEMINI STRATEGIES LLC, INC.,
as investment manager

By:	/s/ Steven Winters
Name: Title:	Steven Winters Managing Member